2005 Earnings Release

Shinhan Financial Group will release its 2005 Business results and hold an Earnings Conference at Korea Exchange on February 7, 2006. Our presentation materials and relevant financial statements will be available at the time of the conference at our website www.shinhangroup.com. The Earnings Conference will be available on VoD (Video-on-Demand) on February 8, 2006.

1. Date: February 7, 2006 (Tuesday)
2. Time: 16:00 Seoul
3. Venue: Conference Room, 21 Floor, Korea Exchange, Youido, Seoul, Korea
4. Programs: Presentation and Q&A session